File No. 812-14490

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

Separate Account VA B

Separate Account VA BNY

4333 Edgewood Road NE

Cedar Rapids, IA 52499

Please send all communications, notices and order to:

Alison C. Ryan	Ayla Nazli
Transamerica	Transamerica
1150 South Olive Street, T-27-01	1150 South Olive Street, T-27-01
Los Angeles, CA 90015	Los Angeles, CA 90015

As filed with the U.S. Securities and Exchange Commission on November 14, 2016

Page 1 of 38 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Transamerica Life Insurance Company Separate Account VA B
Transamerica Financial Life Insurance Company Separate Account VA BNY File No. 812-14490	Third Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

I.	INTRODUCTION

Transamerica Life Insurance Company (“TLIC”) and its Separate Account VA B and Transamerica Financial Life Insurance Company (“TFLIC” and together with TLIC, the “Insurance Companies”) and its Separate Account VA BNY hereby apply for an Order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of certain series of Transamerica Series Trust for shares of a comparable series of an unaffiliated registered investment company (collectively, the “Substitutions”), in each case held by both of Separate Account VA B and Separate Account VA BNY (together, the “Separate Accounts”), to fund certain group and individual variable annuity contracts (“Contracts”) issued by the Insurance Companies. The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Applicants.”

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	Insurance Companies

1.	Transamerica Life Insurance Company

TLIC was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. TLIC is currently subject to primary regulation by the Iowa Insurance Department. TLIC is currently licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York. TLIC is engaged primarily in the sale of insurance products. TLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

TLIC is the depositor of Separate Account VA B, a separate account that is registered with the Commission as a unit investment trust.

2.	Transamerica Financial Life Insurance Company

TFLIC is a stock life insurance company engaged primarily in the sale of insurance products. TFLIC was incorporated under the laws of the State of New York on October 3, 1947. TFLIC is licensed in all states and the District of Columbia. TFLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

TFLIC is the depositor of Separate Account VA BNY, a separate account that is registered with the Commission as a unit investment trust.

B.	The Separate Accounts

1.	Separate Account VA B

TLIC established Separate Account VA B as a separate account under the laws of the State of Iowa on January 19, 1990. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act. Security interests under the Contracts have been registered under the Securities Act of 1933 (the “1933 Act”) (File Nos. 33-33085, 33-56908, 333-187910, 333-187911, 333-187913, and 333-187915).

Separate Account VA B is currently divided into 132 sub-accounts, 80 of which reflect the investment performance of a corresponding series of Transamerica Series Trust and 52 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Separate Account VA B may own more than 5% of such investment company). Separate Account VA B is administered and accounted for as part of the general business of TLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TLIC.

2.	Separate Account VA BNY

TFLIC established Separate Account VA BNY as a separate account under the laws of the State of New York on September 27, 1994. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act. Security interests under the Contracts have been registered under the 1933 Act (File Nos. 33-83560, 333-187916, and 333-187920).

Separate Account VA BNY is currently divided into 115 sub-accounts, 73 of which reflect the investment performance of a corresponding series of Transamerica Series Trust and 42 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Separate Account VA BNY may own more than 5% of such investment company). Separate Account VA BNY is administered and accounted for as part of the general business of TFLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TFLIC.

C.	The Investment Companies

1.	Transamerica Series Trust

Transamerica Series Trust is an open-end management investment company registered under the 1940 Act and its shares are registered under the 1933 Act (File Nos. 033-00507 and 811-04419). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. The Trust was organized as a Delaware statutory trust on April 21, 2005. The Trust is the successor to a corporation formed under the laws of the State of Maryland in 1985. Prior to May 1, 2008 the Trust’s name was AEGON/Transamerica Series Trust. Transamerica Series Trust currently offers 58 series. The proposed Substitutions discussed in this Application involve two of those series.

Transamerica Series Trust is intended to be sold to the separate accounts of life insurance companies to fund benefits under variable life policies or variable annuity contracts issued by TLIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, Transamerica Advisors Life Insurance Company (“TALIC”), Monumental Life Insurance Company, and Transamerica Premier Life Insurance Company (“TPLIC”), and to certain affiliated asset allocation funds structured as funds of funds (collectively, the “Asset Allocation Portfolios”). As such, TLIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, TALIC, Monumental Life Insurance Company, TPLIC, and the Asset Allocation Portfolios are the only shareholders of the series offered by Transamerica Series Trust. Shares may be offered to other life insurance companies in the future.

Transamerica Asset Management, Inc., a Florida corporation (“TAM”), is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment manager to each portfolio series of the Transamerica Series Trust. TAM supervises each respective series’ investments and conducts its investment program and provides supervisory, compliance and administrative services to the portfolios. TAM currently acts as a “manager of managers” and hires sub-advisers to furnish day-to-day investment advice and recommendations. TAM may, in the future, determine to provide the day-to-day management of any such series without the use of a sub-adviser. When acting as a manager of managers, TAM provides investment management services that include, without limitation, the design and development of each series and its investment strategy and the ongoing review and evaluation of that investment strategy including recommending changes in strategy where it believes appropriate or advisable; the selection of one or more sub-advisers for each series employing a combination of quantitative and qualitative screens, research, analysis and due diligence; oversight and monitoring of sub-advisers and recommending changes to sub-advisers where it believes appropriate or advisable; recommending series combinations and liquidations where it believes appropriate or advisable; regular supervision of the series’ investments; regular review and evaluation of sub-adviser performance; daily monitoring of the sub-advisers’ buying and selling of securities for the series; regular review of holdings; ongoing trade oversight and analysis; regular monitoring to ensure adherence to investment process; risk management oversight and analysis; design, development, implementation and regular monitoring of the valuation process; design, development, implementation and regular monitoring of the compliance process; review of proxies voted by sub-advisers; oversight of preparation, and review, of materials for meetings of the series’ Board, participation in these meetings and preparation of regular communications with the Board; oversight of preparation, and review, of prospectuses, shareholder reports and other disclosure materials and regulatory filings for the series; oversight of other service providers to the series, such as the custodian, the transfer agent, the series’ independent accounting firm and legal counsel; supervision of the performance of recordkeeping and shareholder relations functions for the series; and ongoing cash management services. TAM uses a variety of quantitative and qualitative tools to carry out its investment management services.

TAM’s investment management services also include the provision of supervisory and administrative services to each portfolio. These services include performing certain administrative services for the portfolios and supervising and overseeing the administrative, clerical, recordkeeping and bookkeeping services provided to the portfolios by State Street Bank and Trust Company, to whom TAM has outsourced the provision of such services; to the extent agreed upon by TAM and the portfolios from time to time, monitoring and verifying the custodian’s daily calculation of net asset values; shareholder relations functions; compliance services; valuation services; assisting in due diligence and in oversight and monitoring of certain activities of sub-advisers and certain aspects of portfolio investments; assisting with portfolio combinations and liquidations; oversight of the preparation and filing, and review, of all returns and reports, in connection with federal, state and local taxes; oversight and review of regulatory reporting; supervising and coordinating the portfolios’ custodian and dividend disbursing agent and monitoring their services to the portfolios; assisting the portfolios in preparing reports to shareholders; acting as liaison with the portfolios’ independent public accountants and providing, upon request, analyses, fiscal year summaries and other audit related services; assisting in the preparation of agendas and supporting documents for and minutes of meetings of Trustees and committees of Trustees; assisting in the preparation of regular communications with the Trustees; and providing personnel and office space, telephones and other office equipment as necessary in order for TAM to perform supervisory and administrative services to the portfolios.

TAM is an affiliate of the Insurance Companies. TAM is directly owned by TPLIC (77%) and AUSA Holding, LLC (“AUSA”) (23%), both of which are indirect, wholly-owned subsidiaries of AEGON N.V. TPLIC is wholly owned by Commonwealth General Corporation (“Commonwealth”). Commonwealth and AUSA are wholly owned by Transamerica Corporation. Transamerica Corporation is wholly owned by The Aegon Trust, which is wholly owned by Aegon International B.V. Aegon International B.V. is wholly owned by AEGON N.V.

Transamerica Capital, Inc., a California corporation (“TCI”), is registered with the Commission as a broker-dealer. TCI is the distributor of the Contracts and serves as the principal underwriter of Transamerica Series Trust. TCI is an affiliate of the Insurance Companies.

III.	STATEMENT OF ADDITIONAL FACTS

A.	The Proposed Substitutions

Each Insurance Company, on its behalf and on behalf of its Separate Account, proposes to make substitutions of two funds (the “Existing Funds”) held in sub-accounts of its Separate Account for certain series of Transamerica Series Trust (collectively, the “Replacement Funds”). As a result, both Insurance Companies propose to make a total of four Substitutions. The proposed Substitutions, including the specific classes of shares involved, are set forth in the table below.

The proposed Substitutions described herein represent only a subset of the substitutions that the Insurance Companies and TALIC propose to undertake in the near future. The Insurance Companies and TALIC intend to apply for additional and separate orders related to the proposed substitution of shares of certain series of Transamerica Series Trust and, in certain cases, shares of an unaffiliated registered investment company for shares of a comparable series of an unaffiliated registered investment company, in each case held by one or more separate accounts, to fund certain Contracts issued by the Insurance Companies and contracts issued by TALIC.

	Existing Fund	Replacement Fund

1.	Wanger USA	Transamerica T. Rowe Price Small Cap VP (Initial Class)

2.	Invesco V.I. Value Opportunities Fund (Series II)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)

B.	Description of the Funds

Set forth below is a description of the investment objectives, the principal investment strategies and principal risks of each Existing Fund and its corresponding Replacement Fund. A definition of each risk is set forth in the Glossary of Investment Risks attached hereto as Appendix A. All investment objectives, principal investment strategies and principal risks described below were taken from the Existing Funds’ and the Replacement Funds’ prospectuses, as filed with the Commission. With regard to the information provided about unaffiliated funds, the Applicants excerpted such information from applicable third party prospectuses.

Each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Therefore, the Applicants believe that the fundamental investment objectives, risk and performance expectations of the Contract Owners will continue to be met after the Substitutions.

	Existing Fund	Replacement Fund
1.

Wanger USA

Investment Objective

Wanger USA (the Fund) seeks long-term capital appreciation.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount any borrowings for investment purposes) in U.S. companies.

Under normal circumstances, the Fund (i) invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of initial investment (“Focus Stocks”) and (ii) may also invest in companies with market capitalizations above $5 billion, provided that immediately after that investment a majority of the Fund’s net assets would be invested in Focus Stocks. The Fund may continue to hold, and make additional

Transamerica T. Rowe Price Small Cap VP

Investment Objective

Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

Principal Investment Strategies

The portfolio’s sub-adviser, T. Rowe Price Associates, Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in small-cap growth companies. These are currently defined by the sub-adviser as companies whose market capitalization falls within the range of companies in the Morgan Stanley Capital International U.S. Small Cap Growth Index (“MSCI U.S. Small Cap Growth Index”), which was approximately $48.5 million to $17.9 billion as of December 31,

Existing Fund	Replacement Fund

investments in, Focus Stocks whose market capitalizations have grown to exceed $5 billion, regardless of whether the Fund’s investments in Focus Stocks are a majority of the Fund’s net assets.

Columbia Wanger Asset Management, LLC, the Fund’s investment adviser (the Investment Manager), believes that stocks of small –and mid-sized companies, which generally are not as well known by financial analysts as larger companies, may offer higher return potential than stocks of larger companies.

The Investment Manager typically seeks companies with:

•    A strong business franchise that offers growth potential.

•    Products and services in which the company has a competitive advantage.

•    A stock price the Investment Manager believes is reasonable relative to the assets and earning power of the company.

The Investment Manager may sell a portfolio holding if the security reaches the Investment Manager’s price target, if the company has a deterioration of fundamentals, such as failing to meet key operating benchmarks, or if the Investment Manager believes other securities are more attractive. The Investment Manager also may sell a portfolio holding to fund redemptions.

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value and share price may go down.

•    Active Management Risk

•    Market Risk

•    Small- and Mid-Cap Company Securities Risk

•    Issuer Risk

2015, but the range will vary with market fluctuations. The market capitalization of the companies in the portfolio and the MSCI U.S. Small Cap Growth Index changes over time, and the portfolio will not sell a stock just because the company has grown to a market capitalization outside the range. Most of the stocks purchased by the portfolio will be in this size range. However, the portfolio may on occasion purchase a stock whose market capitalization exceeds the range. The portfolio intends to be invested in a broadly diversified portfolio of securities and the top 25 holdings will not, under normal circumstances, constitute more than 50% of total assets. This broad diversification helps to minimize the effects of individual security selection on portfolio performance. The sub-adviser employs a number of quantitative models to help identify stocks that could be included in the portfolio. Based on quantitative models and fundamental company research, the portfolio is constructed in a “bottom-up” manner so that the portfolio as a whole reflects characteristics the sub-adviser considers important, such as valuations and projected earnings and sales growth rates, capital allocation, and earnings quality. The sub-adviser also considers portfolio risk characteristics in the process of portfolio construction. Sector allocations are generally in line with those of the MSCI U.S. Small Cap Growth Index, with occasional small overweights or underweights to a particular sector, and the portfolio may at times invest significantly in technology stocks. In building the investment models and adjusting them as needed, the portfolio draws on the sub-adviser’s experience in small-cap growth investing—quantitative and fundamental research, portfolio strategy, and trading.

While the portfolio normally invests principally in small-cap U.S. common stocks, the sub-adviser may, to a lesser extent, invest in foreign stocks (up to 10% of total assets) or exchange traded funds in pursuit of its investment objective. The portfolio may, but

	Existing Fund	Replacement Fund
• Sector Risk

need not, invest in derivatives, including stock index futures and options to manage or hedge risk. The portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or re-deploy assets into more promising opportunities.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Counterparty

•    Currency

•    Derivatives

•    Equity Securities

•    Exchange Traded Funds

•    Focused Investing

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Leveraging

•    Liquidity

•    Management

•    Market

•    Model and Data

•    Small Capitalization Companies

•    Valuation

2.

Invesco V.I. Value Opportunities Fund

Investment Objective

The Fund’s investment objective is long-term growth of capital.

Principal Investment Strategies

The Fund invests, under normal market conditions, in a portfolio of common stocks, preferred stocks and convertible securities.

Transamerica Barrow Hanley Dividend Focused VP

Investment Objective

Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.

Principal Investment Strategies

The portfolio’s sub-adviser, Barrow, Hanley,

Existing Fund	Replacement Fund

Under normal market conditions, the Fund will invest in securities of large-capitalization, mid-capitalization and small-capitalization issuers with market capitalizations equal to or greater than the unweighted median market capitalization of companies in the S&P 1500 Value Index. Notwithstanding this limitation, Invesco Advisers, Inc. (Invesco or the Adviser) will not be required to sell a security, and may purchase additional securities of an issuer with a market capitalization below this size, if the issuer had a market capitalization at least this size at the time the security was initially purchased for the Fund.

The Fund may invest up to 10% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 25% of its net assets in securities of foreign issuers, including securities of issuers located in emerging markets countries, i.e., those that are in the initial stages of their industrial cycles, and depositary receipts.

The Fund can invest in derivative instruments including futures contracts and options.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes.

The Fund can use options to seek alpha (return on investments in excess of the S&P 1500 Value Index) or to mitigate risk.

The Fund may invest in unseasoned issuers or in securities involving special circumstances, such as initial public offerings, companies with new management or management reliant upon one or a few key people, special products and techniques, limited or cyclical product lines, services, markets or resources or unusual developments, such as acquisitions, mergers, liquidations, bankruptcies or leveraged buyouts. As a result of the Fund’s stock selection process, a significant portion of the Fund’s assets may be invested in companies within the same industries or sectors of the market.

Mewhinney & Strauss, LLC (the “sub-adviser”), deploys an active strategy that seeks large and middle capitalization U.S.-listed stocks, including American Depositary Receipts (“ADRs”), which make up a portfolio that generally exhibits the following value characteristics: price/earnings and price/book ratios at or below the market (S&P 500®) and dividend yields at or above the market. In addition, the sub-adviser considers stocks for the portfolio that not only currently pay a dividend, but also have a consecutive 25-year history of paying cash dividends. The sub-adviser also seeks stocks that have long established histories of dividend increases in an effort to ensure that the growth of the dividend stream of the portfolio’s holdings will be greater than that of the market as a whole.

The sub-adviser utilizes a conservative orientation based on the belief that above-average returns can be achieved while taking below-average risks. The sub-adviser’s investment approach is based on an underlying philosophy that securities markets are inefficient and that these inefficiencies can be favorably exploited through adherence to a value-oriented investment process dedicated to individual stock selection on a bottom-up basis. Accordingly, the sub-adviser constructs a portfolio of individual stocks, selected on a bottom-up basis, using fundamental analysis. The sub-adviser seeks to identify companies that are undervalued and temporarily out-of-favor for reasons it can identify and understand. The sub-adviser does not attempt to time the market or rotate in and out of broad market sectors, as it believes that it is difficult, if not impossible, to add incremental value on a consistent basis by market timing.

The portfolio will generally consist of 30 to 45 stocks with position sizes of 1% to 5% (8% maximum position weighting). If a stock held in the portfolio omits its dividend, the portfolio is not required to immediately sell the stock, but the portfolio will not purchase any stock that does not have a 25-year record of paying cash dividends.

Existing Fund	Replacement Fund

The Fund emphasizes a value style of investing and the portfolio managers seek to invest in undervalued companies they believe possess the potential for capital growth. In selecting securities, the portfolio managers emphasize the following characteristics, although not all investments will have these attributes:

•    Buy businesses trading at a significant discount to the portfolio managers’ estimate of intrinsic value. The portfolio managers believe intrinsic value represents the fair economic worth of the business and a value that an informed buyer would pay to acquire the entire issuer for cash.

•    Emphasize quality businesses with potential to grow intrinsic value over time. The portfolio managers primarily seek issuers that they believe have solid growth prospects, the ability to earn an attractive return on invested capital and a management team that exhibits intelligent capital allocation skills.

The portfolio managers will consider selling a security if a more attractive investment opportunity is identified, if a security is trading near or above the portfolio managers’ estimate of intrinsic value or if there is a fundamental deterioration in business prospects that results in inadequate upside potential to estimated intrinsic value.

The portfolio managers seek to achieve strong long-term performance by constructing a diversified portfolio that offers value content greater than the broad market, as measured by the portfolio’s aggregate discount to the portfolio managers’ estimated intrinsic value of the portfolio. The investment process is fundamental in nature and focused on individual issuers as opposed to macroeconomic forecasts or specific industry exposure. The portfolio construction process is intended to preserve and grow the estimated intrinsic value of the Fund’s portfolio rather than mirror the composition or sector weights of any benchmark.

The sub-adviser employs a fully invested strategy. Therefore, under normal market conditions, cash and cash equivalents are generally less than 5% of the portfolio’s assets.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Depositary Receipts

•    Equity Securities

•    Focused Investing

•    Foreign Investments

•    Legal and Regulatory

•    Liquidity

•    Management

•    Market

•    Medium-Capitalization Companies

•    Valuation

•    Value Investing

Existing Fund	Replacement Fund

Principal Risks

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

•    Convertible Securities Risk

•    Depositary Receipts Risk

•    Derivatives Risk

•    Emerging Markets Securities Risk

•    Foreign Securities Risk

•    Initial Public Offerings Risk

•    Management Risk

•    Market Risk

•    Preferred Securities Risk

•    REIT Risk/Real Estate Risk

•    Sector Focus Risk

•    Small- and Mid-Capitalization Risks

•    Unseasoned Issuer Risk

•    Value Investing Style Risk

TAM serves as the investment adviser to each of the Replacement Funds. A chart comparing the adviser and, as applicable, the sub-adviser of each Existing Fund with those of its corresponding Replacement Fund is appended hereto as Appendix B.

Each Transamerica Series Trust Replacement Fund currently offers two classes of shares, an Initial Class and a Service Class. Initial Class shares and Service Class shares have different expense structures. Initial Class shares can pay up to a maximum Rule 12b-1 fee equal to an annual rate of 0.15% (expressed as a percentage of average daily net assets of the portfolio), but the Transamerica Series Trust Funds do not intend to pay any distribution fees for Initial Class shares through May 1, 2017. The Transamerica Series Trust Funds reserve the right to pay such fees after that date. Service Class shares have a maximum Rule 12b-1 fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of the portfolio). The payment of these fees will lower the Transamerica Series Trust Funds’ investment performance.

TAM has entered into an expense limitation agreement with Transamerica Series Trust on behalf of each Transamerica Series Trust Fund, pursuant to which TAM has agreed to reimburse the Fund’s expenses or waive fees, or both, whenever, in any fiscal year, the total cost to the Fund of normal operating expenses chargeable to the Fund, including the investment advisory fee but excluding, as applicable, 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the Fund’s business) exceed a certain percentage of the Fund’s average daily net assets (“expense cap”). Each Transamerica Series Trust Fund may, at a later date, reimburse TAM for operating expenses previously paid on behalf of such Fund during the previous 36 months (36-month reimbursement), but only if, after such reimbursement, the Fund’s expense ratios does not exceed the expense cap. During any one-year term, TAM may discontinue an expense limitation agreement only by agreement of the Board of Trustees of Transamerica Series Trust. The agreement continues automatically for one-year terms unless TAM provides written notice to Transamerica Series Trust prior to the end of the then-current term. In addition, the agreement will terminate upon termination of the Advisory Agreement.

The expense cap and expiration date of such expense cap for each Transamerica Series Trust Fund are listed below. Neither Transamerica Series Trust Fund is currently operating in excess of its expense cap.

Transamerica Series Trust Fund	Expense Cap	Expiration Date
Transamerica T. Rowe Price Small Cap VP	0.93%	May 1, 2017
Transamerica Barrow Hanley Dividend Focused VP	0.85%	May 1, 2017

C.	Description of the Contracts

The Contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The Contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Pursuant to the Contracts, the Contract owners may currently select among a number of variable account investment options and, pursuant to certain Contracts, one fixed account investment option. Many of the Contracts provide for a maximum number of transfers that can be made every year without charge (e.g., 12 free transfers per year) or that a charge will apply to transfers in excess of a certain number. Currently, during the accumulation period, Contract owners may transfer among the variable account options without limitation and subject only to the Insurance Companies’ market timing restrictions. Certain Contracts permit transfers from the fixed account subject to certain minimum transfer amounts and maximum limitations, while other of the Contracts impose additional restrictions on transfers to or from the fixed account. No fees or other charges are currently imposed on transfers. Pursuant to the Contracts, the Insurance Companies generally reserve the right to impose additional restrictions on transfers. Any limits on transfers among variable account investment options, except for limits related to the Insurance Companies’ market timing restrictions, will not apply in connection with the Substitutions as described in more detail below.

D.	Reasons for the Substitutions

The Substitutions are part of the Insurance Companies’ business plan to make the Contracts more competitive, more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines. The principal purposes of the Substitutions, which would replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Insurance Companies, are as follows:

1. Performance. Many of the Replacement Funds offer better performance records than their corresponding Existing Funds. The Applicants believe that the Replacement Funds overall may provide Contract owners with more consistent performance than the Existing Funds, as described below. At the same time, Contract owners will continue to be able to select among a similar number of investment options, with a similar range of investment objectives, investment strategies, and managers.

2. Simplified Investment Option Line-Up. As a result of the Substitutions, the number of investment options offered under the Contracts may change slightly. That number, which currently ranges from 38 to 75, will range from 38 to 71 following the proposed Substitutions. Similarly, the Substitutions may cause the number of affiliated investment options available under the Contracts to change. Currently, the number of affiliated investment options available under the Contracts ranges from 22 to 48. Following the Substitutions, that range will increase to 23 to 48 affiliated investment options. For the Contracts that will experience a reduction in the number of available investment options, none will be reduced by more than 4 investment options and all will have at least 38 available investment options after the Substitutions.

3. In both instances, the proposed Substitutions will replace investment options advised by investment advisers that are not affiliated with the Applicants or with Transamerica Series Trust Funds, which are advised by TAM and sub-advised by investment advisers that are not affiliated with the Applicants. Each Transamerica Series Trust Replacement Fund may rely on an Order from the Commission that permits Transamerica Series Trust and TAM, subject to certain conditions, and without the approval of shareholders to: (1) employ a new unaffiliated sub-adviser for a portfolio pursuant to the terms of a new investment sub-advisory agreement, either as a replacement for an existing sub-adviser or as an additional sub-adviser; (2) materially change the terms of any sub-advisory agreement; and (3) continue the employment of an existing sub-adviser on sub-advisory contract terms where a contract has been assigned because of a change of control of the sub-adviser.1 Pursuant to the Order, each Transamerica Series Trust Replacement Fund has agreed to provide certain information about new sub-advisers and new sub-advisory agreements to its shareholders.

4. Reduction of Costs. The proposed Substitutions are designed to allow Contract Owners to continue their investment in similar or better investment options without interruption and at no additional cost to them. In this regard, the Insurance Companies or their affiliates have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage and other fees and expenses. Additionally, Contract owners with sub-account balances invested through the Separate Accounts in shares of the Replacement Funds will have lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any). With respect to all of the proposed Substitutions, except for Substitution No. 1, the management fee and Rule 12b-1 fees paid by the Replacement Fund are the same or lower than those of the corresponding Existing Fund. Although the Replacement Fund in Substitution No. 1 has a management fee that is 0.01% higher than those of its corresponding Existing Fund, the combined management and 12b-1 fees of the Replacement Fund are less than those of its corresponding Existing Fund and the total annual operating expenses of the Replacement Fund are less than those of its corresponding Existing Fund. A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix C appended hereto.

[1]	In the Matter of WRL Series Fund, Inc. and WRL Investment Management, Inc., File No. 812-10664, Investment Company Act Release Nos. 23313 (July 10, 1998) (notice) and 23379 (Aug. 5, 1998) (order).

The Substitutions will result in a decrease in total expense ratios ranging from 0.19% to 0.59%. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the Substitutions. The Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the Substitutions.

The Rule 12b-1 fees associated with the share class of the Replacement Funds are either identical to or less than those of the share classes of the Existing Funds. Under the Rule 12b-1 Plan for the Initial Class shares, each Transamerica Series Trust Replacement Fund may pay up to 0.15% for distribution and service fees. To date, the Transamerica Series Trust Replacement Funds have not paid any Rule 12b-1 fees with respect to Initial Class shares, and will not pay any Rule 12b-1 fees on Initial Class shares through May 1, 2017.

The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, TCI, the distributor for Transamerica Series Trust, will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees paid by the Replacement Funds. The amount of Rule 12b-1 fees paid to TCI by the Replacement Funds will be the same or lower than the amount paid by the Existing Funds.

E.	Performance and Fees of Existing Fund and Replacement Fund

For each proposed Substitution, the following section describes the comparative performance history and comparative fund fees and expenses. Each Fund’s performance history generally takes into account the one-, five- and ten-year periods ended December 31, 2015. Comparative fund fees and expenses are based on actual expenses, including waivers as of the Fund’s most recent completed fiscal year on the date of the Fund’s prospectus. All performance history and fund fees and expenses described below were taken from the Existing Funds’ and Replacement Funds’ prospectuses, as filed with the Commission. With regard to the information provided about unaffiliated funds, the Applicants excerpted such information from applicable third party prospectuses.

1. Wanger USA – Transamerica T. Rowe Price Small Cap VP

For the one-, five- and ten-year periods ended December 31, 2015, the Initial Class shares performance of Transamerica T. Rowe Price Small Cap VP exceeded that of the shares of Wanger USA.

Fund Performance as of December 31, 2015

	Wanger USA	Transamerica T. Rowe Price Small Cap VP (Initial Class)
One Year	(0.61)%	2.43%
Five Years	10.04%	13.09%
Ten Years	6.86%	9.58%

As set forth below, the management fee and total operating expenses of Transamerica T. Rowe Price Small Cap VP were lower than those of Wanger USA.

Fee and Expense Data as of December 31, 2015

	Wanger USA	Transamerica T. Rowe Price Small Cap VP (Initial Class)
Management Fee	0.86%	0.78%*
12b-1 Fee	0.00%	0.00%
Other Expenses	0.14%	0.04%
Acquired fund fees and expenses	0.01%	0.00%
Total Annual Fund Operating Expenses	1.01%	0.82%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.75% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica T. Rowe Price Small Cap VP (Initial Class) immediately following the proposed substitution are estimated to be approximately $409,853,813. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($409,664,476) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($209,337).

The estimated net assets of the Wanger USA immediately following the proposed substitution are estimated to be approximately $693,135,393. This is based on estimated net assets of the Existing Fund immediately before the substitution ($693,344,730), less the actual net assets invested in the Accounts as of December 31, 2015 ($209,337).

2. Invesco V.I. Value Opportunities Fund – Transamerica Barrow Hanley Dividend Focused VP

For the one-year period ended December 31, 2015 and the period May 1, 2013-December 31, 2015, the Initial Class shares performance of Transamerica Barrow Hanley Dividend Focused VP exceeded that of the Series II shares of Invesco V.I. Value Opportunities Fund. Prior to May 1, 2013, Transamerica Barrow Hanley Dividend Focused VP had a different sub-adviser, a different investment objective and employed different investment strategies.

Fund Performance as of December 31, 20151

	Invesco V.I. Value Opportunities Fund (Series II)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)
One Year*	(10.65)%	(3.59	)%*
May 1, 2013-December 31, 2015 (Annualized)*	4.47%	8.85%

*	Barrow Hanley began subadvising the Replacement Fund on May 1, 2013. Accordingly, only the performance data reflecting the time period in which Barrow Hanley was subadviser is being provided.
[1]	Morningstar DirectSM ;http://corporate.morningstar.com

As set forth below, the management fee and total operating expenses, before and after waivers, of Transamerica Barrow Hanley Dividend Focused VP were lower than that of Invesco V.I. Value Opportunities Fund.

Fee and Expense Data as of December 31, 2015

	Invesco V.I. Value Opportunities Fund (Series II)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)
Management Fee	0.70%	0.68%*
12b-1 Fee	0.25%	0.00%
Other Expenses	0.34%	0.03%
Total Annual Fund Operating Expenses	1.29%	0.71%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.65% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica Barrow Hanley Dividend Focused VP (Initial Class) immediately following the proposed substitution are estimated to be approximately $657,993,884. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($639,383,714) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($18,610,170).

The estimated net assets of the Invesco V.I. Value Opportunities Fund (Class II) immediately following the proposed substitution are estimated to be approximately $36,292,289. This is based on estimated net assets of the Existing Fund immediately before the substitution ($54,902,459), less the actual net assets invested in the Accounts as of December 31, 2015 ($18,610,170).

Each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.

For the Contract owners affected by the proposed Substitutions, the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the effective date of the Substitution (the “Effective Date”), the affected Contract owners to the extent a Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the corresponding Existing Fund as of the fund’s most recent fiscal year.

IV.	ADDITIONAL REPRESENTATIONS

The Insurance Companies will notify all owners of the Contracts affected by the Substitutions of their intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. A form of the notice is appended hereto as Appendix D. The notice will be sent at least 30 days prior to the Effective Date and will advise Contract owners that from the date of the notice until the Effective Date, owners are permitted to make one transfer of Contract value out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The notice will also inform Contract owners that the Insurance Companies will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the Effective Date.2 The notice also will advise Contract owners that for at least 30 days following the Effective Date, the Insurance Companies will permit Contract owners affected by the Substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

In addition to the notice to be distributed to Contract owners discussed above, within five business days after the Effective Date, Contract owners will be sent a written notice (substantially in the form appended hereto as Appendix E) informing them the Substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts investing in a Replacement Fund on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options. The written notice will reiterate that (other than with respect to “market timing” activity) that each Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or

[2]	The Insurance Companies, however, may continue to impose restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

to impose any charges on transfers until at least 30 days after the Effective Date. The Insurance Companies also will send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received copies.

The proposed Substitutions will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value, account value, cash value, accumulation value or death benefit or in the dollar value of his or her investment in the Separate Accounts. The Substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund, with the sub-account of the applicable Separate Account investing the proceeds of its redemption from the Existing Fund in the Replacement Fund. The purchase of the Replacement Fund shares will be for the exact amount of the redemption proceeds of the Existing Fund. Redemptions and purchases will occur simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of each Existing Fund and purchases of shares of each Replacement Fund will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder.

Because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions. What effect the proposed Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Funds and Replacement Funds, which Applicants cannot predict. Nevertheless, Applicants note that at the time of the proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies or their affiliates. In addition, the proposed Substitutions will not impose any tax liability on Contract owners. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. No fees will be charged on the transfers made at the time of the proposed Substitutions because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

Each Insurance Company is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

As discussed in Section III.E., the Applicants agree that the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the Effective Date, Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds and whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) will not exceed, on an annualized basis, the sum of the Existing Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses as of the fund’s most recent fiscal year. The Applicants further agree they will not increase the separate account charges on the Effective Date (net of any reimbursements or waivers) for any existing owner of the Contracts affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds for a period of two years from the Effective Date.

V.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Insurance Companies of shares held by the Separate Accounts as described in Section III.A.

A.	Applicable Law

Section 26(c) (originally Section 26(b)) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,3 recommended that Section 26 be amended to require that a proposed Substitution of the underlying investments of a trust receive prior Commission approval.4

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed

[3]	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).
[4]	See Id.

amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.5

The proposed Substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the 1940 Act.6 The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

B.	Basis for Order

The Contracts permit the Insurance Companies, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

Each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.

The Applicants submit that, in general, there is little likelihood that significant additional assets of the Separate Accounts, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of the Insurance Companies to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

In each case, the Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for its corresponding Existing Fund. The Insurance Companies believe the Replacement Fund’s sub-adviser, where applicable, will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund’s adviser.

In addition to the foregoing, the Applicants generally submit that the proposed Substitutions meet the standards the Commission and its staff have applied to similar substitutions the Commission has in the past approved.7 The Applicants anticipate that Contract owners will be better off with the array of sub-accounts

[5]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).
[6]	While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub -account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982).
[7]	See, e.g., Horace Mann Life Insurance Company, et al., Inv. Co. Rel. No. 31744 (August 7, 2015) (order); Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31599 (May 12, 2015)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order); American Fidelity Assurance Company, et al., Inv. Co. Rel. No. 31251 (Sept. 16, 2014)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31023 (April 22, 2014)(order); Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 31028 (April 24, 2014)(order); Ameritas Life Insurance Corp., et al., Inv. Rel. No. 30787 (Nov. 15, 2013)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 30777 (Nov. 8, 2013)(order); The Northwestern Mutual Life Insurance Company, et al., Inv. Co. Rel. No. 30690 (Sept. 18, 2013)(order); American Family Life Insurance Company, et al, Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et al., Inv. Co. Rel. No. 30461 (April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (Feb. 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (Dec. 31, 2012)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice).

offered after the proposed Substitutions than they have been with the array of sub-accounts offered prior to the Substitutions. The proposed Substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed Substitutions.

Applicants assert that the terms and conditions of the Substitutions meet the standards set forth in Section 26(c) and that the replacement of an Existing Fund with the corresponding Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. None of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other sub-accounts. Moreover, the Insurance Companies will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed Substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed Substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by the Insurance Companies under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners also may have considered TLIC’s and TFLIC’s size, financial condition, relationship with Transamerica Corporation and AEGON N.V., and their reputation for service in selecting their Contract. These factors will not change as a result of the proposed Substitutions.

C.	Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The proposed Substitutions will not be effected unless the Insurance Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	The Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitutions.

3.	The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.	The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitutions.

5.	The rights or obligations of the Insurance Companies under the Contracts of affected Contract owners will not be altered in any way.

6.	Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Effective Date) or the Replacement Fund (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date.

7.	All affected Contract owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Companies will deliver to all affected Contract owners, at least 30 days before the Effective Date, a prospectus for each applicable Replacement Fund.

8.	The Insurance Companies will deliver to each affected Contract owner within five (5) business days of the Effective Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the pre-substitution notice; and (c) values of the Contract owner’s positions in the Existing Fund before the Substitution and the Replacement Fund after the Substitution.

9.	After the Effective Date the Applicants agree not to change a Replacement Fund’s sub- adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties’ continued ability to rely on their manager-of-managers exemptive order.

10.	For two years following the Effective Date the net annual expenses of each Replacement Fund that is a Transamerica Series Trust Fund will not exceed the net annual expenses of the corresponding Existing Fund as of the fund’s most recent fiscal year. To achieve this limitation, the Replacement Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Insurance Companies will not increase the Contract fees and charges, including asset based charges such as mortality expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date.

D.	Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions by the Insurance Companies.

VI.	COMMUNICATIONS

Please address all communications concerning this Application and Notice and Order to:

Alison C. Ryan Associate General Counsel Transamerica 1150 South Olive Street, T-27-01 Los Angeles, CA 90015	Ayla Nazli Senior Counsel Transamerica 1150 South Olive Street, T-27-01 Los Angeles, CA 90015

VII. AUTHORIZATIONS

Under Iowa law and the articles of incorporation and by-laws of TLIC, its business and affairs are conducted by its board of directors. Under New York law and the articles of incorporation and by-laws of TFLIC, its business affairs are conducted by its board of directors. Under both Iowa insurance law and New York insurance law, the business and affairs of the Separate Accounts are conducted by TLIC and TFLIC, respectively. Under Delaware law and the Declaration of Trust and By-Laws of Transamerica Series Trust, its business affairs are conducted by its Board of Trustees.

In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the Boards of directors of TLIC and TFLIC for the Separate Accounts, authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are appended hereto as Appendix F. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

VIII.	CONCLUSION

For the foregoing reasons set forth in this Application, the Applicants state that the proposed Substitutions and the related transactions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

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Transamerica Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Separate Account VA B on the 14th day of November, 2016.

By: Transamerica Life Insurance Company

By:

/s/ Alison C. Ryan

Name:	Alison C. Ryan
Title:	Associate General Counsel

Transamerica Financial Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Separate Account VA BNY on the 14th day of November, 2016.

By: Transamerica Financial Life Insurance Company

By:

/s/ Alison C. Ryan

Name:	Alison C. Ryan
Title:	Associate General Counsel

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 14th day of November, 2016, for and on behalf of Transamerica Life Insurance Company and Separate Account VA B, that she is Associate General Counsel of Transamerica Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:

/s/ Alison C. Ryan

Name:	Alison C. Ryan
Title:	Associate General Counsel

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 14th day of November, 2016, for and on behalf of Transamerica Financial Life Insurance Company and Separate Account VA BNY that she is Associate General Counsel of Transamerica Financial Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:

/s/ Alison C. Ryan

Name:	Alison C. Ryan
Title:	Associate General Counsel

APPENDIX A

Glossary of Investment Risk Disclosures

Active Management Risk (Wanger USA). The Investment Manager’s active management of the Fund could cause the Fund to underperform its benchmark index and/or other funds with similar investment objectives.

Convertible Securities Risk (Invesco V.I. Value Opportunities Fund). The Fund may own convertible securities, the value of which may be affected by market interest rates, the risk that the issuer will default, the value of the underlying stock or the right of the issuer to buy back the convertible securities.

Counterparty. The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

Currency. The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Depositary Receipts. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Depositary Receipts Risk (Invesco V.I. Value Opportunities Fund). Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts or to pass through to them any voting rights with respect to the deposited securities.

Derivatives. Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Derivatives Risk (Invesco V.I. Value Opportunities Fund). The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Emerging Markets Securities Risk (Invesco V.I. Value Opportunities Fund). The prices of securities issued by foreign companies and governments located in developing/emerging market countries may be affected more negatively by inflation, devaluation of their currencies, higher transaction costs, delays in settlement, adverse political developments, the introduction of capital controls, withholding taxes, nationalization of private assets, expropriation, social unrest, war or lack of timely information than those in developed countries.

Equity Securities. Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

Exchange Traded Funds. Equity-based ETFs are subject to risks similar to those of stocks; fixed income-based ETFs are subject to risks similar to those of fixed-income securities. ETF shares may trade at a premium or discount to net asset value. ETFs are subject to secondary market trading risks. In addition, a portfolio will bear a pro rata portion of the operating expenses of an ETF in which it invests.

Focused Investing. To the extent the portfolio invests in one or more countries, regions, sectors or industries, or in a limited number of issuers, the portfolio will be more susceptible to negative events affecting those countries, regions, sectors, industries or issuers. Local events, such as political upheaval, financial troubles, or natural disasters may disrupt a country’s or region’s securities markets. Geographic risk is especially high in emerging markets.

Foreign Investments. Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

Foreign Securities Risk (Invesco V.I. Value Opportunities Fund). The Fund’s foreign investments may be affected by changes in a foreign country’s exchange rates, political and social instability, changes in economic or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Growth Stocks. Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole. Growth stocks may be particularly susceptible to larger price swings or to adverse developments. Growth stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “value” stocks.

Initial Public Offerings Risk (Invesco V.I. Value Opportunities Fund). The prices of IPOs securities fluctuate more than prices of equity securities of companies with longer trading histories. In addition, companies offering securities in initial public offerings may have less experienced management or limited operating histories. There can be no assurance that the Fund will have favorable IPO investment opportunities.

Issuer Risk (Wanger USA). An issuer in which the Fund invests may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Legal and Regulatory. Legal and regulatory changes could occur that may adversely affect the portfolio, its investments, and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. Certain changes have already been proposed and additional changes are expected. New or revised laws or regulations may be imposed by the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, the Internal Revenue Service, the U.S. Federal Reserve or other governmental regulatory authorities or self-regulatory organizations that could adversely affect the portfolio. The portfolio also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by governmental regulatory authorities or self-regulatory organizations.

Leveraging. The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

Liquidity. The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid asset to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Management Risk (Invesco V.I. Value Opportunities Fund). The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.

Management. The portfolio is subject to the risk that the investment manager’s or sub-adviser’s judgments and investment decisions, may be incorrect or otherwise may not produce the desired results. The value of your investment may decrease if the sub-adviser’s judgement about the quality, relative yield or value of, or market trends affecting, a particular security or issuer, industry, sector, region or market segment, or about the economy or interest rates, is incorrect. The portfolio may also suffer losses if there are imperfections, errors or limitations in the tools, resources, information and data used, or the analyses employed or relied on, by the sub-adviser, or if the sub-adviser’s investment style is out of favor or otherwise fails to produce the desired results. The portfolio’s investment strategies designed by the investment manager may not work as intended. In addition, the portfolio’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the investment manager and could have an adverse effect on the value or performance of the portfolio. Any of these things could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

Market. The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the sub-adviser. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

Market Risk (Invesco V.I. Value Opportunities Fund). The prices of and the income generated by the Fund’s securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Market Risk (Wanger USA). Market risk refers to the possibility that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise. An investment in the Fund could lose money over short or long periods. Although equity securities generally tend to have greater price volatility than debt securities, under certain market conditions debt securities may have comparable or greater price volatility.

Medium-Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of medium capitalization companies. Investing in medium capitalization companies involves greater risk than is customarily associated with more established companies. The prices of securities of medium capitalization companies generally are more volatile and are more likely to be adversely affected by changes in earnings results and investor expectations or poor economic or market conditions. Securities of medium capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Model and Data. If quantitative models, algorithms or calculations (whether proprietary and developed by the sub-adviser or supplied by third parties) (“Models”) or information or data supplied by third parties (“Data”) prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the portfolio to additional risks. Models can be predictive in nature. The use of predictive Models has inherent risks. The success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There can be no assurance that the use of Models will result in effective investment decisions for the portfolio.

Preferred Securities Risk (Invesco V.I. Value Opportunities Fund). Preferred securities may include provisions that permit the issuer, in its discretion, to defer or omit distributions for a certain period of time. If the Fund owns a security that is deferring or omitting its distributions, the Fund may be required to report the distribution on its tax returns, even though it may not have received this income. Further, preferred securities may lose substantial value due to the omission or deferment of dividend payments.

REIT Risk/Real Estate Risk (Invesco V.I. Value Opportunities Fund). Investments in real estate related instruments may be affected by economic, legal, cultural, environmental or technological factors that affect property values, rents or occupancies of real estate related to the Fund’s holdings. Real estate companies, including REITs or similar structures, tend to be small and midcap companies and their shares may be more volatile and less liquid. The value of investments in real estate related companies may be affected by the quality of management, the ability to repay loans, the utilization of leverage and financial covenants related thereto, whether the company carries adequate insurance and environmental factors. If a real estate related company defaults, the Fund may own real estate directly, which involves the following additional risks: environmental liabilities, difficulty in valuing and selling the real estate, and economic or regulatory changes.

Sector Focus Risk (Invesco V.I. Value Opportunities Fund). The Fund may from time to time invest a significant amount of its assets (i.e. over 25%) in one market sector or group of related industries. In this event, the Fund’s performance will depend to a greater extent on the overall condition of the sector or group of industries and there is increased risk that the Fund will lose significant value if conditions adversely affect that sector or group of industries.

Sector Risk (Wanger USA). At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. The more a fund diversifies its investments, the more it spreads risk and potentially reduces the risks of loss and volatility.

Small- and Mid-Cap Company Securities Risk (Wanger USA). Investments in small- and mid-capitalization companies (small- and mid-cap companies) often involve greater risks than investments in larger, more established companies (larger companies) because small- and mid-cap companies tend to have less predictable earnings and may lack the management experience, financial resources, product diversification and competitive strengths of larger companies. Securities of small- and mid-cap companies may be less liquid and more volatile than the securities of larger companies.

Small- and Mid-Capitalization Risks (Invesco V.I. Value Opportunities Fund). Stocks of small- and mid-sized companies tend to be more vulnerable to adverse developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of small- and mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

Small Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small capitalization companies. Small capitalization companies may be more at risk than larger capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on limited management groups. The prices of securities of small capitalization companies generally are more volatile than those of larger capitalization companies and are more likely to be adversely affected than larger capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Unseasoned Issuer Risk (Invesco V.I. Value Opportunities Fund). Investments in unseasoned companies or companies with special circumstances often involve much greater risks than are inherent in other types of investments and securities of such companies may be more likely to experience fluctuations in price. In addition, investments made in anticipation of future events may, if the events are delayed or never achieved, cause stock prices to fall.

Valuation. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Value Investing. The prices of securities the sub-adviser believes are undervalued may not appreciate as anticipated or may go down. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “growth” stocks.

Value Investing Style Risk (Invesco V.I. Value Opportunities Fund). The Fund emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations.

This style of investing is subject to the risk that the valuations never improve or that the returns on value equity securities are less than returns on other styles of investing or the overall stock market. Value stocks also may decline in price, even though in theory they are already underpriced.

APPENDIX B

List of Advisers and Sub-Advisers for Existing Funds and Replacement Funds

	Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser
1.	Wanger USA	Columbia Wanger Asset Management, LLC	N/A	Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc.	T. Rowe Price Associates, Inc.

2.	Invesco V.I. Value Opportunities Fund	Invesco Advisers, Inc.	N/A	Transamerica Barrow Hanley Dividend Focused VP	Transamerica Asset Management, Inc.	Barrow, Hanley, Mewhinney & Strauss, LLC

APPENDIX C

Advisory Fee Schedules for Existing Funds and Replacement Funds

	Existing Fund	Replacement Fund	Advisory Fee Breakpoints
			Existing Fund		Replacement Fund
1.	Wanger USA	Transamerica T. Rowe Price Small Cap VP	First $100 million Next $150 million Next $1.75 billion Over $2 billion	0.94% 0.89% 0.84% 0.80%	0.78%

2.	Invesco V.I. Value Opportunities Fund[8]	Transamerica Barrow Hanley Dividend Focused VP	First $250 million Next $250 million Next $500 million Next $1.5 billion Next $2.5 billion Next $2.5 billion Next $2.5 billion Over $10 billion	0.695% 0.67% 0.645% 0.62% 0.595% 0.57% 0.545% 0.52%	First $200 million Next $300 million Over $500 million	0.78% 0.68% 0.63%

[8]	Invesco has contractually agreed through at least June 30, 2017, to waive advisory fees payable by the Fund in an amount equal to 100% of the advisory fee Invesco receives from the Affiliated Money Market Funds as a result of the Fund’s investment of uninvested cash in the Affiliated Money Market Funds. See “Description of the Funds and Their Investments and Risks — Investment Strategies and Risks — Other Investments — Other Investment Companies” in the Fund’s SAI.

APPENDIX D

Form of Insurance Company Notice

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

Notice dated             , 201

to the Prospectus dated             , 201   (as supplemented)

The [name] Insurance Company (the “Company”) has filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Company to remove certain variable investment options (“Existing Funds”) and substitute new variable investment options (“Replacement Funds”) as shown below. The Replacement Funds are portfolios of Transamerica Series Trust. To the extent that a Replacement Fund is not currently available as an investment option under your contract [policy name], such Replacement Fund will be added as an investment option on or before the effective date of the substitution (the “Effective Date”). Please retain this notice and keep it with the prospectus.

[To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.]

The Company believes that the proposed Substitutions are in the best interest of contract [policy name] holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the Substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed Substitutions will occur on or about                    .

The proposed Substitutions and respective advisers and/or sub -advisers for the above-listed Contracts/Policies are:

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
Wanger USA (Columbia Wanger Asset Management, LLC)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)

Invesco V.I. Value Opportunities Fund (Invesco Advisers, Inc.)	Transamerica Barrow Hanley Dividend Focused VP (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)

Please note that:

•	No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

•	The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

•	You may transfer amounts in your Contract [policy name] among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract [policy name], subject to the Company’s restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

•	If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the Effective Date. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Contract.

•	On the Effective Date, your account value [cash value] in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

•	There will be no tax consequences to you.

In connection with the Substitutions, we will send you a prospectus for Transamerica Series Trust, as well as notice of the Effective Date and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX E

Form of Notice of Substitution

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

The proposed Substitutions of shares we notified you about on [date] have been completed. The Replacement Funds listed below have taken the place of the Prior Funds as variable investment options in your Contract [policy name] as shown below.

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
Wanger USA (Columbia Wanger Asset Management, LLC)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)

Invesco V.I. Value Opportunities Fund (Invesco Advisers, Inc.)	Transamerica Barrow Hanley Dividend Focused VP (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)

Your account value [cash value] in the variable investment option is the same as before the substitution. However, the number of units you received in the Replacement Fund may be different from the number of units in your Prior Fund, due to any difference in unit values.

The elections you had on file for the Prior Fund for the allocation of account value [cash value], premium payments and deductions have been redirected to the Replacement Fund. If you are in the Accumulation Phase (the Purchase Period) of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] without restrictions as usual, among one or more of the variable investment options and/or the fixed option without restrictions as usual, subject to the Company’s “market timing” restrictions. If you are in the Payout Period of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] among one or more of the variable investment options in the next 30 days subject to the Company’s “market timing” restrictions.

Please contact us at 1-800-             if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX F

Authorizations

TRANSAMERICA LIFE INSURANCE COMPANY

(FORMERLY, NN INVESTORS LIFE INSURANCE COMPANY, INC.)

Separate Account VA B

(formerly, NN Endeavor Variable Annuity Account)

Resolution of the Board of Directors by Written Consent

Consented to as of January 18, 1990

BE IT FURTHER RESOLVED, that the officers of this Company be and they hereby are authorized and instructed to take any and all actions necessary in order to carry out the powers hereby conferred, including but not limited to, the filing of any and all exemptive applications, registration statement and amendments thereto with the Securities and Exchange Commission, execution of any and all required underwriting agreements, advisory agreements, management agreements, state regulatory filings, Blue Sky filings, policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to operate the separate account.

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Separate Account VA BNY

Resolution of the Board of Directors

June 4, 2015

RESOLVED, the Board authorizes the appropriate officers and agents of the Company and/or the Separate Accounts, as applicable, to effectuate the substitutions, including, but not limited to, filing of any exemptive applications, registration statements and amendments thereto with the SEC, execution of any and all required agreements, making any necessary state regulatory filings, Blue Sky filings, and policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to take any and all other actions that may be necessary or appropriate to effectuate the substitutions.